Slovnaft

Slovnaft, a. s., Vlčie hrdlo, 824 12 Bratislava

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Room 3045 (Stop 3-9)
450 Fifth Street, N.W.
Washington, D.C. 20549, USA

Bratislava, October 28, 2002

Re.: Slovnaft Treasury Back-Office outsourcing

In line with the strategy of Slovnaft Group, we are fully committed to significantly improve the efficiency and quality of our business and financial units and to focus on our core activities.

In 2001, Slovnaft's strategic partner, MOL outsourced the transactional part of its Finance and Accounting Functions. Their positive experience and feedback and Slovnaft's commitment to improve efficiency and quality have led to the decision to outsource part of our Finance, Accounting, Document Management and Treasury Back-Office activities.

Hereby we inform you that a Heads of Agreement laying down the business principles of the outsourcing has been concluded between Slovnaft a.s. and Accenture Serivces, s.r.o. as the future service provider.

Time of the Outsourcing is November 1st 2002.

The in-scope activities and employees will be transferred to Accenture business without any immediate changes to processes. Work place and availability of employees in contact with you will remain the same.

This Outsourcing will present an ideal platform to strengthen the segregation of duties between Slovnaft's Treasury Front- and Back-Office functions, and therefore, to allow Slovnaft Treasury Department to achieve a higher level of internal control that meets international best practices.

The scope of the Treasury Back-Office Outsourcing involves most of the Treasury Back-Office functions. The principle we followed was to outsource the execution of transactions, but at no time, the business decisions. It therefore specifically excludes any Front-Office activity (such as dealing, cash transfer initialisation, liquidity management, etc.).

Bellow, we are listing some activities which would then be realised by Accenture in the name and on behalf of Slovnaft:

dlw 11/26

Telefón: +421 (0)2 4055 1111, 4055 8811
Fax: +421 (0)2 4055 8042, 4524 3750
Bankové spojenie: VÚB, a. s., Bratislava - Ružinov
Číslo účtu: 14702-062/0200
IČO: 313 22 832, DIČ: 313 22 832/500

- Fulfillment of short term bank service agreements
- Confirmation of money market, FX and derivative deals
- Execution of obligations included in long term liabilities
- Settlement of all payables
- Daily communication with banks (payment orders, bank statements and reconciliation)

We believe that Slovnaft especially will benefit from the Outsourcing of the Treasury Back-Office via:

- Increasing the control through the segregation of duties;
- Getting the synergies inside Accenture between the simultaneously outsourced Accounting Processing activities and the Treasury Back-Office ones;
- Reducing the costs on a medium term.

Enclosed please find power of attorney.

We thank you in advance for your co-operation and hope that together we will successfully implement this outsourcing.

Yours sincerely,

Heimo Tomann
CFO

Zoltán Oldal
Treasury Director

Slovnaft

POWER OF ATTORNEY

In relation with the business relationships between Slovnaft a.s. and Securities and Exchange Commission - Division of Corporate Finance

Pursuant to the Agreement made between Slovnaft a.s. and Accenture Services, s.r.o. on 17 October 2002, Accenture Services, s.r.o. takes over the tasks performed by the Treasury Co-ordination and Back Office of Slovnaft a.s. and provides services to Slovnaft a.s. with respect to such tasks.

In order to provide the above services, Slovnaft a.s. hereby authorises Accenture Services, s.r.o. to act with full power upon the authorisation given by Slovnaft a.s. through its employees named below in the matters listed below.

Matters subject to this authorisation:

- Fulfill information liabilities of Slovnaft, a.s.

Accenture Services, s.r.o. appointed and Slovnaft a.s. approved the following employees to act in the matters detailed above.
Ing. Marta Molnárová
Ing. Anna Mrváňová
Ing. Igor Jandura
Ing. Zuzana Marková

The print(s) of business stamp(s) and printed name of the company:

Slovnaft
akciová spoločnosť
Vlčie hrdlo, 824 12 Bratislava

Accenture Services, s.r.o.
Mostová 2
811 02 Bratislava
Slovenská republika

On behalf of Slovnaft a.s.

Accenture Services, s.r.o.

Slovnaft a.s. gave this authorisation for use by Securities and Exchange Commission - Division of Corporate Finance
This authorisation is valid until withdrawn.

Bratislava, 25th October 2002

Slovnaft a.s.

....
Representatives
Name: Ing. Vratko Kaššovic CSc
Position: Chief Executive Officer, Member of the Board

....
Name: Mr Heimo Tomann
Position: Chief Financial Officer, Procurist

I accept the authorisation for and on behalf of Accenture Services,s.r.o.

....
Representatives
Name: Peter Škodný
Position: Executive